SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CSS Industries, Inc.

(Name of Subject Company (Issuer) )

CSS Industries, Inc. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person) )

Common Stock, Par Value $.10 Per Share

(Title of Class of Securities)

125906107

(CUSIP Number of Class of Securities )

Michael A. Santivasci, Esquire
CSS Industries, Inc.
1845 Walnut Street
Philadelphia, Pennsylvania 19103
(215) 569-9900

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Alan Singer, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000

Calculating of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form of Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

FOR ADDITIONAL INFORMATION CONTACT:
Clifford E. Pietrafitta
Chief Financial Officer
(215) 569-9900

IMMEDIATE RELEASE
January 31, 2005

CSS INDUSTRIES, INC. ANNOUNCES TENDER OFFER

     CSS Industries, Inc. (NYSE: CSS) announced today that its Board of Directors has approved the initiation of a modified “Dutch auction” tender offer by the Company to purchase up to 1,500,000 shares of its outstanding common stock at a price of not less than $30 per share nor in excess of $35 per share. The tender offer is expected to commence on Thursday, February 3, 2005 and to expire, unless extended, at 5:00 P.M., New York City Time, on Friday, March 4, 2005.

     Under the tender offer, stockholders will have the opportunity to tender some or all of their shares at a price within the $30 to $35 price range. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest per share price within the range that will enable it to buy 1,500,000 shares, or such lesser number of shares that are properly tendered. If stockholders of more than 1,500,000 shares properly tender their shares at or below the determined price per share, the Company will purchase shares tendered by such stockholders, at the determined price per share, on a pro rata basis. If more than 1,500,000 shares are properly tendered, the number of shares to be repurchased by the Company pursuant to the tender offer may, at the discretion of the Company, be increased by up to 2% of the Company’s outstanding shares, or approximately 239,500 shares, without amending or extending the tender offer.

     Stockholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period. The Company plans to fund the purchase of shares tendered in the tender offer, and to pay all related fees and expenses, from available cash on hand. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the offer to purchase that is being distributed to stockholders.

     The information agent for the offer is D.F. King & Co., Inc. The offer to purchase, letter of transmittal and related documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of the Company’s common stock.

     None of the Company, its board of directors or the information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company.

     CSS is a consumer products company primarily engaged in the manufacture and sale to mass market retailers of seasonal, social expression products, including gift wrap, gift bags, boxed greeting cards, gift tags, tissue paper, paper and vinyl decorations, classroom exchange Valentines, decorative ribbons and bows, Halloween masks, costumes, make-ups and novelties, educational products and Easter egg dyes and novelties.

     Stockholders and investors should read carefully the offer to purchase and related materials when they are available because they contain important information. Stockholders and investors may obtain a free copy (when available) of the offer to purchase and other documents that will be filed by the Company with the SEC at the SEC’s web site at www.sec.gov or from the information agent, D.F. King & Co., Inc. (1-800-487-4870). Stockholders are urged to carefully read these materials prior to making any decision with respect to the offer.

     This press release contains forward-looking statements including, among others, statements regarding the expected time of commencement of the Company’s tender offer and the planned source of funds to purchase shares tendered in the tender offer. Actual results may differ materially from those expressed in the forward-looking statements due to a number of factors, including delays in the preparation of tender offer materials, the price per share at which we ultimately determine to purchase shares in the tender offer, unanticipated cash requirements, general market conditions, increased competition, and other factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004.